[Letterhead of Overstock.com, Inc.]

December 3, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC  20549-7010

Attention:      Alexandra M. Ledbetter

Re:	Overstock.com, Inc.
Registration Statement on Form S-3
File No. 333-153087

Ladies and Gentlemen:

The undersigned, Overstock.com, Inc. (the “Company”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 4:30 p.m. eastern time on December 5, 2008, or as soon thereafter as practicable.

The Company acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

OVERSTOCK.COM, INC.

By:	/s/ David K. Chidester
David K. Chidester
Senior Vice President, Finance